Exhibit 10.8

April 16, 2013

Anthony A. Ramos

Re: Severance Agreement (“Agreement”)

Dear Tony:

This Severance Agreement is an attachment to your Offer Letter dated January 14, 2005 and has an effective date that is six (6) months following the public release of the top line data from the Allovectin® phase 3 trial (“Effective Date”). By signing this letter, you will be agreeing to the following terms:

Salary Continuation. Subject to mitigation, Vical will continue to pay your base compensation, at the rate then in effect, for up to six months following the termination of your employment if, prior to the expiration of your rights to salary continuation as provided below:

1.	Vical terminates your employment without your consent for any reason other than for Cause or Disability; or

2.	You voluntarily resign your employment for Good Reason.

The salary continuation payments will cease in the event of your death. In order to receive your salary continuation, you will be required to sign a release in a form acceptable to Vical, of any and all claims that you may have against Vical. The salary continuation rights described herein shall expire on the 1 year anniversary of the Effective Date of this Agreement; provided, however, that such rights shall automatically renew for successive 1 year periods unless the Company provides written notice to you at least 90 days prior to the next scheduled expiration date that such rights will not be renewed.

Section 409A. It is intended that each installment of the Severance Benefits or Change in Control Severance Benefits is a separate “payment” for purposes Section 1.409A-2(b)(2)(i) of the Treasury Regulations. For the avoidance of doubt, it is intended that payments of the Severance Benefits or Change in Control Severance Benefits satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Sections 1.409A1(b)(4), 1.409A-l(b)(5) and 1.409A-l(b)(9) of the Treasury Regulations. However, if the Company determines that the Severance Benefits or Change in Control Severance Benefits constitute “deferred compensation” under Section 409A and you are, on your separation from service, a “specified employee” of the Company (as such term is defined in Section 409A(a)(2)(B)(i) of the Code) then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the payment of the Severance Benefits or Change in Control Severance Benefits shall be delayed so that on the earlier to occur of: (i) the date that is six months and one day after your separation from service and (ii) the date of your death (such applicable date, the “Specified Employee Initial Payment Date”), the Company shall (A) pay to you a lump sum amount equal to the sum of the Severance Benefits or Change in Control Severance Benefits that you would otherwise have received through the Specified Employee Initial Payment Date if the commencement of the payment of the Severance Benefits or Change in Control Severance Benefits had not been so delayed pursuant to this paragraph and (B) commence paying the balance of the Severance Benefits or Change in Control Severance Benefits in accordance with the applicable payment schedules set forth in this Agreement.

Definitions:

1.	Cause shall mean a failure to perform your duties, other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment, gross misconduct or fraud or conviction of, or a plea of “guilty” or “no contest” to a felony.

2.	Change in Control shall mean (A) a change in the composition of the Board of Directors, as a result of which fewer than 50% of the incumbent directors are directors who either: (1) had been directors of the Company 24 months prior to such change; or (2) were elected, or nominated for election, to the Board of Directors with the Company 24 months prior to such change and who were still in office at the time of the election or nomination; or (B) any person by the acquisition or aggregation of securities of the Company is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s securities eligible to vote for the election of directors; except that any change in the relative beneficial ownership of the Company’s securities by any person resulting solely from a reduction in the aggregate number of outstanding shares of the Company’s stock, and any decrease thereafter in such person’s ownership of securities, shall be disregarded until such person increases in any manner, directly or indirectly, such person’s beneficial ownership of any securities of the Company.

3.	Disability shall mean that you, at the time your employment is terminated, have performed substantially none of your duties under this Agreement for a period of not less than three consecutive months as the result of your incapacity due to physical or mental illness.

4.	Good Reason shall mean that you have incurred a material reduction in your authority or responsibility or a reduction in base salary of more than 25%. Notwithstanding the foregoing, a resignation for Good Reason shall only occur if: (1) you notify the Company in writing, within 60 days after the occurrence of one of the foregoing events, specifying the event(s) constituting “good reason” and that you intend to terminate your employment no earlier than 30 days after providing such notice; (2) the Company does not cure such condition within 30 days following its receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such condition; and (3) you resign from employment within 30 days following the end of the period within which the Company was entitled to remedy the condition constituting “good reason” but failed to do so.

5.	Stock Awards shall mean all stock options, restricted stock, and other equity awards granted pursuant to the Company’s stock option and equity incentive award plans or agreements and any shares of Company stock issued upon exercise thereof. However, Stock Awards does not include stock awards issued under or held in any plan sponsored by the Company that is intended to be qualified under Section 401(a) of the Internal Revenue Code (e.g., the Company’s 401(k) plan).

This letter may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This letter shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of law principles.

Please sign this letter and return it to the Company at your earliest convenience.

Sincerely,

VICAL INCORPORATED

By:	/S/ VIJAY B. SAMANT
Vijay B. Samant
President and Chief Executive Officer

ACCEPTED AND AGREED:

/S/ ANTHONY A. RAMOS Anthony A. Ramos